IHS Inc.
15 Inverness Way East
Englewood, CO 80112

October 6, 2005

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:
IHS Inc.
Registration Statement on Form S-1, Amendment No. 6
File No.: 333-122565

Dear Ms. Jacobs:

        This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated September 15, 2005 (the "Comment Letter") regarding Amendment No. 5 to the Registration Statement (the "Registration Statement"). In conjunction with this letter, we are filing via EDGAR Amendment No. 6 to the Registration Statement ("Amendment No. 6").

        We have also enclosed three clean copies of Amendment No. 6, as well as three copies marked to show changes from Amendment No. 5. The changes reflected in Amendment No. 6 include those made in response to the Comment Letter and various other changes that are intended to update, clarify and render the information complete. Page references in our responses below correspond to the page numbers in the marked version of Amendment No. 6.

        We note that information regarding the price range of the Class A common stock and the size of the offering have not been included in Amendment No. 6. However, in order to assist you in your review of Amendment No. 6, we supplementally advise you that, based on our discussions with the underwriters and selling stockholders to date, we currently expect that the price range of the Class A common stock will be $14.50 to $16.50 per share. This price range was determined based on a number of factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of these factors in relation to the market value of companies in related businesses.

        Set forth below are the Staff's comments numbered 1 through 13 from the Comment Letter and responses to the comments.

1.
In light of the restructuring undertaken in the third quarter of 2005 that resulted in the dismissal of over 100 employees and the closing of offices and your recent decision to sell a business in your Energy segment as described on page 30, tell us what consideration was given to including a discussion in the business section of the material impact these changes have had on your business strategy. Why were reductions in forces limited to your U.S. operations and on what basis were office closings within the U.S. made? Does the company currently have any plans or commitments to acquire other businesses?

        We supplementally advise the Staff that we undertook the restructuring and made the decision to sell the business in the Energy segment in furtherance of our business strategy. As a result, these changes do not impact the substance of our business strategy. Rather, they consist of adjustments to our personnel and organizational structure, which were intended to reduce our costs and therefore better support our business strategy. In designing these changes, we sought opportunities to eliminate duplicative functions and to reorganize our operational and support teams to maximize efficiencies. Most of the opportunities to accomplish this were found in our U.S. operations, but we also terminated some personnel in Europe and Asia. For example, we were able to consolidate the operations of two offices (in Virginia Beach and the United Kingdom) with other offices to reduce office space and redundant functions.

        Regarding our acquisition activity, we entered into a non-binding letter of intent in September 2005 to acquire the content and data services business of i2 Technologies, Inc., a supply chain solutions company, for our Engineering segment. Assuming that the acquisition process proceeds as anticipated, we supplementally advise the Staff that we will include disclosure to the effect of the following in a pre-effective amendment that will be filed on EDGAR prior to the commencement of any roadshow or other marketing activities:

          We entered into a non-binding letter of intent in September 2005 to acquire a content and data services business that serves all of the industries targeted by our Engineering segment. The core product of this business is an extensive database that includes technical attributes and alternatives for, and obsolescence and environmental data on, electronic component parts. We intend to incorporate this database into our direct parts management projects and into our existing parts databases, such as Haystack, to enhance our overall parts data offerings. This business also provides solutions that complement our parts obsolescence solutions. We expect the purchase price to approximate $37 million, which we intend to pay from existing cash on hand. The closing of the acquisition will be subject to the negotiation of satisfactory documentation and customary closing conditions. Therefore, no assurance can be provided that the acquisition will be consummated. If consummated, the acquisition is expected to close in October or November 2005.

        In addition, we have entered into non-binding letters of intent for three smaller asset acquisitions intended to complement the existing strategy of our Energy segment. The letters contemplate the acquisition of assets from a company that acquires and distributes European and Russian seismic data, a company that creates maps based on publicly available and licensed seismic data, and a company that owns a library of south Texas well logs. In the aggregate, we expect to pay approximately $6.3 million for these acquisitions. Each of the acquisitions, if consummated, is expected to close in October 2005. We do not consider the acquisitions, either individually or in the aggregate, to be material to the company, including its business, strategy, prospects, financial condition or results of operation, or to the offering.

        As part of our business strategy, we regularly review and assess potential acquisition targets. Although we continue to engage in discussions regarding possible acquisitions, we currently have no other letters of intent or other arrangements for any other acquisitions.

2.
The revised disclosure indicates that whereas IHS had originally agreed to sell in a private placement an aggregate of $75 million of Class A common shares at the initial public offering price to investment entities affiliated with General Atlantic LLC, the private placement agreement is now between the selling stockholders and the General Atlantic entities. Please advise. In this regard, we note that your prior Stock Purchase Agreement with the General Atlantic entities is still listed as an exhibit, but we are unable to locate the new Stock Purchase Agreement or any registration rights agreement between IHS and the General Atlantic entities (see page 99). Please advise as to the exemption from registration being relied upon by the selling stockholders and the facts that make this exemption available. Ensure that your disclosure, for example, on pages 7 and 16, clearly indicates that the private placement is between the selling shareholders and the General Atlantic entities rather than between IHS and these entities.

        We hereby advise the Staff that we recently agreed with the selling stockholders and the General Atlantic entities that the selling stockholders (and not the company) would sell the $75 million of Class A common shares to the General Atlantic entities. This decision was based primarily on our significant cash position and borrowing capacity, as well as the belief that a pure secondary offering would facilitate a more successful IPO.

        As we set forth in our letter to you dated May 9, 2005, the original Stock Purchase Agreement (the "SPA") contemplated the sale of the shares by the company to the General Atlantic entities pursuant to Section 4(2) of the Securities Act and the Staff's position on the integration of private and public offerings expressed in the Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992) no-action letters. Specifically, the private placement was to be made to a limited number of institutional accredited investors, each of which is part of a very large and highly sophisticated family of private equity funds affiliated with General Atlantic LLC. Under this arrangement, each of the purchasers provided written representations to us, which can be summarized as follows:

  •
  Each of the purchasers is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act.

  •
  The purchasers are "affiliates" of each other within the meaning of Rule 12b-2 under the Exchange Act and together constitute a "group," as defined in Rule 13d-5 under the Exchange Act.

  •
  The purchasers are part of a larger "group" of investment entities (the "General Atlantic Group") that are "affiliates" of General Atlantic LLC. General Atlantic LLC is a private equity investment firm that invests in information technology, media and communications companies on a global basis. The General Atlantic Group beneficially owns assets with a fair market value in excess of $100 million.

  •
  The two co-investment entities and GAP LP are investing in the shares of Class A common stock side-by-side on the same terms. Investment decisions on behalf of GAP LP and the co-investment entities are made by the managing members of General Atlantic LLC and are made with respect to all three entities as a group. The allocation of the shares among GAP LP and the two co-investment entities was made based on the same allocation percentages that General Atlantic LLC applies to other new investments made or to be made by the General Atlantic Group during calendar year 2005.

        As we noted in our May 9, 2005 letter, we have been advised by General Atlantic that a private placement to entities controlled by General Atlantic with substantially similar facts relating to the purchasers was previously reviewed by the Staff in connection with the initial public offering by SRA International, Inc. (Registration No. 333-83780), which was completed in May 2002.

        After having made their investment decision to purchase the shares from us, General Atlantic then agreed to buy them from the selling stockholders pursuant to the Amended and Restated Stock Purchase Agreement (the "New SPA") in order to accommodate our decision to pursue a pure secondary offering. In agreeing to this, there has been no change in General Atlantic's investment decision. An identical amount of the same securities (i.e., $75 million of Class A common stock) is being purchased by the General Atlantic entities under the New SPA. In addition, the representations that are being made by such entities to the selling stockholders in connection with the New SPA, including those that bear on the exemption of the transaction from registration under the Securities Act, are virtually identical to the representations that were previously made by such entities to us in connection with the SPA. Furthermore, Steven A. Denning, the Chairman and a Managing Director of General Atlantic, has been a member of our Board of Directors since April 2005. Accordingly, we and the selling stockholders believe that the sale of shares by the selling stockholders is exempt from registration under the Securities Act, either in reliance on (i) Section 4(2) of the Securities Act, if the investment decision is deemed to have occurred when General Atlantic entered into an agreement to purchase the shares from us, or (ii) Section 4(1) of the Securities Act, if the investment decision is deemed to have occurred at the time the decision was made to have the selling stockholders sell the shares to the General Atlantic entities.

        In reaching its conclusion regarding the private placement, the selling stockholders consulted with our outside counsel, Davis Polk & Wardwell. In addition, General Atlantic consulted with its outside counsel, Paul Weiss Rifkind Wharton and Garrison LLP. The private placement was also reviewed by Sullivan & Cromwell LLP, counsel for the underwriters.

        In response to the Staff's comment, the disclosure has been revised throughout Amendment No. 6 to clearly indicate that the private placement is between the selling stockholders and the General Atlantic entities. In addition, the New SPA is being filed as an exhibit to Amendment No. 6. We note that no registration rights agreement between us and the General Atlantic entities exists at this time since we agreed with these entities in the New SPA to enter into a registration rights agreement in two years under specified circumstances. If we enter into such an agreement, we hereby advise the Staff that we will file it with the Commission if required to do so by the rules and regulations of the Commission.

3.
As previously indicated, we believe that basic and diluted earnings per share are required for each class of common stock following paragraph 61 of SFAS 128. While we note that you have included disclosure on the face of the income statement to indicate that the Basic and Diluted per share amounts are for both Class A and Class B, it does not appear that you have presented the weighted average shares for each class of common stock. We do not believe it is appropriate to aggregate both classes in the calculation of weighted average common shares outstanding. Also, we believe the disclosures set forth in paragraph 40(a) are required for both classes of common stock. This comment also applies to your interim presentation on page F-42.

Amendment No. 6 has been revised to reflect the Staff's comment.

4.
Refer to your response to comment no. 11 in your May 9, 2005 response. For your Diluted EPS calculation for Class A, explain why the calculation of the allocation of your undistributed earnings to Class A does not include all of undistributed earnings. In this regard, if the fully diluted Class A calculation assumes conversion of all of Class B into Class A, tell us why your numerator is not $13,133 and your denominator is not $56,151.

We have revised our May 9, 2005 calculation as follows:

Basic EPS
Undistributed earnings	=	Net Income	-	Dividends
$13,133	=	$13,133	-	$0
Allocation of undistributed earnings:
To Class A	To Class B
41,256	13,750
[(41,256)+(13,750)] × $13,133 = $9,850	[(41,256)+(13,750)] × $13,133 = $3,283
$9,850/41,256 shares = $0.24 per share	$3,283/13,750 shares = $0.24 per share
	Class A	Class B
Distributed Earnings	$0.00	$0.00
Undistributed Earnings	$0.24	$0.24

Total	$0.24	$0.24

Diluted EPS
Undistributed earnings	=	Net Income	-	Dividends
$13,133	=	$13,133	-	$0
Allocation of undistributed earnings:
To Class A	To Class B
56,151	13,750
56,151 × $13,133 = $13,133	[(42,401)+(13,750)] × $13,133 = $3,216
$13,133/56,151 shares = $0.23 per share	$3,216/13,750 shares = $0.23 per share
	Class A	Class B
Distributed Earnings	$0.00	$0.00
Undistributed Earnings	$0.23	$0.23

Total	$0.23	$0.23

5.
Show us your computation of your earnings per share for Class A and Class B using the two-class method as of May 31, 2005.

        The computation of earnings per common share for Class A and Class B stock using the two-class method for all of the periods presented through August 31, 2005 has been included in Amendment No. 6. See pages F-4, footnote 20 beginning on page F-35, F-39 and footnote 2 beginning on page F-44.

6.
Provide us the details of any additional equity-based grants following May 31, 2005 through the date of your next response. Include the type of grant, grant date, number of shares, exercise price, if any, and their respective fair values. Describe how the fair values of the securities were determined and compare and contrast this to the expected initial public offering price range. Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

        We made the following restricted stock grants since May 31, 2005: 4,100 in June 2005 and 7,000 in July 2005. Our determination of the fair values of these securities is discussed in response no. 7 below. Had we used $15.50, the midpoint of the proposed offering range set forth above, as the fair value of these shares, the incremental compensation expense that would be recognized over the vesting periods after the grant date is approximately $40,000, which is an amount that management does not consider to be material. We will continue to provide you with updates to the requested information for all equity-related transactions from the date hereof through the effective date of the Registration Statement.

7.
Your disclosures on page F-46 suggest that you believe the fair value of your common stock was $12 per share on May 31, 2005). Please explain the basis for this valuation in light of the fact that your S-1 amendment filed May 20, 2005 indicated an IPO price range between $14.50 and $16.50 and disclosures in MD&A indicated that the increase in the range related in part to an improvement in your financial results, increases in the organic growth rate in your revenues and increased adjusted EBITDA (see disclosures on page 32 of your S-1 amendment filed May 20, 2005). We note similar improvements disclosed in MD&A in your S-1 amendment filed August 30, 2005. Please explain the reasons why you believe the fair value of your common stock has not changed since January 2005.

        As previously disclosed in the Registration Statement, notes payable of $2.4 million related to non-competition agreements from a 2004 acquisition were exchanged in February 2005 for 203,333 shares of restricted stock, which implied a fair value of $12.00 per share. Since this transaction was consummated on an arm's-length basis between willing buyers and sellers, management believes that it is appropriate to estimate the February 2005 fair value at $12.00 per share.

        Our next equity grant consisted of 4,000 restricted shares in April 2005. In light of the fact that we were unable to price our IPO within the May 2005 proposed offering range, we applied the $12.00 per share value from the February 2005 transaction to the grant. We believed, and continue to believe, that the decision was appropriate for the following two reasons: first, the February 2005 valuation was still a recent valuation and included an arm's-length negotiation; and second, it factored in a 23% discount from the midpoint of the proposed offering price range, which seemed appropriate to us in light of our then-recent inability to complete the public offering within the proposed offering range.

        We estimated the value of the grants of 4,100 and 7,000 restricted shares in June and July 2005, respectively, to be $13.18 per share for the following two reasons: first, this value represented what we believe to be an appropriate increase based on our assessment of our business performance since the February 2005 transaction; and second, it reduced the discount based on the midpoint of the proposed offering range from 23% to 15% as a result of our evolving assessment of the increasing likelihood of success of a public offering in the Fall of 2005.

        We have not made any equity grants since July 2005.

8.
Explain the reasons for the change in amounts associated with the Deferred Stock Units and Restricted Shares with Put Rights on your balance sheet from November 30, 2004 to May 31, 2005.

        We hereby advise the Staff that the change in the amounts associated with the Deferred Stock Units and Restricted Shares with Put Rights from November 30, 2004 to May 31, 2005 result from the following:

  •
  the normal amortization to compensation expense of unvested shares, which were issued during December 2004 and vest over a period of 3 to 5 years; and

  •
  the reclassification of shares issued in conjunction with the conversion of debt to equity from the equity section of the balance sheet to the restricted shares with put rights line item within liabilities because such shares also contain put rights.

9.
We note disclosure on page 30 that during the third quarter of 2005, you classified a business in your Energy segment as being held for sale and that the related results of operations will be presented as discontinued operations in your statement of operations. Explain why you have not provided disclosure of this as a subsequent event.

        The disclosures required by paragraph 47 of SFAS 144 have been included in the footnotes to the financial statements. See pages F-37, F-47 and F-48.

10.
Tell us why it is appropriate for you to classify this business as held for sale following paragraph 30 of SFAS 144. In this regard, clarify why the timing and feasibility of completing the sale are not known. Tell us why you believe you meet the criteria in paragraph 30(d) of SFAS 144, where the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year.

        We believe that the classification of assets held for sale related to a non-core business (i.e., the assets held for sale relate to a manufacturing business and we are not a manufacturing company) within the Energy Segment is appropriate based on the following:

  •
  Management has committed to a plan to sell the business.

  •
  The business is available for immediate sale and is being actively marketed at what we believe is a reasonable price.

  •
  An active program to locate a buyer has been initiated. More specifically, 28 companies have been contacted, of which seven companies are in preliminary review, three companies have expressed an interest in the opportunity, and four companies have indicated a serious intention to negotiate an acquisition.

        Based on the above, we believe that the sale is probable within one year.

11.
If classification of this business as held for sale and discontinued operations is appropriate:

a.
Provide the disclosures required by paragraph 47(a) of SFAS 144 following paragraph 33 of SFAS 144;

b.
Explain why you only intend to present the discontinued operations in your unaudited statements of operations. Explain why you will not present the discontinued operations in your audited financial statements for the periods presented; and

c.
Tell us why you have not presented pro forma financial statements for all periods presented to give effect to this classification. In this regard, pro forma presentation of all periods is required for discontinued operations that are not yet required to be reflected in the historical financial Statements.

        The disclosures required by paragraph 47(a) of SFAS 144 have been included in the footnotes to the financial statements. See pages F-37, F-47 and F-48. We have presented discontinued operations for all periods included in Amendment No. 6 through the nine months ended August 31, 2005. Therefore, pro forma disclosure is no longer necessary. See pages 8, 24, 36, 45, F-4 and F-39.

12.
Tell us how you have accounted for the expenses associated with your offering. If you have treated them as deferred offering costs, tell us how your accounting complies with SAB Topic 5A, given that you have experienced a postponement of your initial public offering in excess of 90 days.

        We have deferred the expenses associated with the offering and plan to offset them against equity at the time of the IPO. We have been actively engaged in the offering process continuously since May 2005, including by meeting with the investment bankers and with equity analysts, as well as by discussing the strategy for, and timing of, the offering with our Board of Directors. Additionally, we filed Amendment No. 5 to the Registration Statement at the end of August 2005. Accordingly, we do not believe that we have experienced a postponement of our initial public offering, for purposes of the relevant accounting literature, in excess of 90 days.

13.
It appears Amendment No. 5 to the Registration Statement was filed on August 30, 2005. Clarify the reference to August 22, 2005 in this consent.

        The reference to August 22, 2005 in the EDGARized version of the consent was an error. The hard copy version of the consent contains the correct date of August 29, 2005. We also note that the current consent filed for Amendment No. 6 has been updated.

*    *    *

        We appreciate your assistance in this matter. Please do not hesitate to call me at 212-850-8543 (or Richard Sandler or Mark Schwartz of Davis Polk & Wardwell at 212-450-4224 and 212-450-4662, respectively) with any questions you may have with respect to the foregoing.

Very truly yours,
/s/ STEPHEN GREEN Stephen Green Senior Vice President and General Counsel
cc w/o encl.:	Michael J. Sullivan IHS Inc.
Richard J. Sandler
Mark Schwartz Davis Polk & Wardwell
Robert Caller Ernst & Young LLP
Robert S. Risoleo Sullivan & Cromwell LLP